SECURITIES AND EXCHANGE COMMISSION
			Washington, D.C. 20549



			      FORM 6-K


		  REPORT OF FOREIGN PRIVATE ISSUER
		PURSUANT TO RULES 13a-16 OR 15d-16 OF
		THE SECURITIES EXCHANGE ACT OF 1934


			For the month of January
			   Euro Disney S.C.A.
	   (Translation of Registrant's Name Into English)


			Immeubles Administratifs
			   Route Nationale 34
			      77144 Chessy
			         France
		(Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

			Form 20-F  X	Form 40-F
				  ---		  ---

(Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

				Yes	No  X
				    ---	   ---

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_____________.

---------------------------------------------------------------------


			EURO DISNEY S.C.A.
		Consolidated Fiscal Year 2003
	     First Quarter Revenues Improve 16.1%




(Marne-la-Vallee, January 22, 2003), Euro Disney S.C.A., the operating company of Disneyland Resort Paris, reported today its unaudited revenues for the first quarter of fiscal year 2003, which ended December 31, 2002.

Operating revenues for the three months ended December 31, 2002 amounted to (euros) 262.2 million compared to (euros) 225.8 million for the corresponding period of the prior year, an improvement of 16.1%.

Revenues by segment and activity were as follows:

---------------------------------------------------------------
			  First Quarter ended
				 December 31,	  Variation
(euros in millions)		 2002 	 2001 	Amount	   %
-------------------------------------------	-------	-------	-------
Theme Parks			128.8	 105.1	 23.7	 22.5%
Hotels and Disney Village	103.5	  89.4	 14.1	 15.8%
Other				 26.3	  26.8	 (0.5)   (1.9)%
-------------------------------------------	-------	-------	-------
Resort Activities Segment	258.6	 221.3	 37.3	 16.9%

Real Estate Development
 Activities Segment		  3.6	   4.5	  (0.9)	(20.0)%
-------------------------------------------	-------	-------	-------
Total Revenues			262.2 	 225.8	  36.4	 16.1%
-------------------------------------------	-------	-------	-------

Theme park revenues increased (euros) 23.7 million to (euros)
128.8 million, an improvement of 22.5% resulting from increased attendance and spending per guest during the first quarter of fiscal year 2003. Increased attendance reflected the impact of Walt Disney Studios Park, which opened last spring, as well as the success of the Christmas and Halloween festivals, while increased theme park admission prices contributed significantly to the increase in spending per guest.

Hotels and Disney Village revenues increased (euros) 14.1 million to reach (euros) 103.5 million, an increase of 15.8% from the prior year. Hotel occupancy and spending per guest showed strong improvements. In addition, the Disney Village continued to improve its revenues primarily as a result of the incremental guest volume linked to Walt Disney Studios Park.

Real Estate Development activities revenues decreased (euros)
0.9 million over the prior year corresponding period, in line with plan.

*******************************************************************

Corporate Communication			Investor Relations
Philippe Marie				Sandra Picard
Tel: +331 64 74 59 50			Tel: +331 64 74 56 28
Fax: +331 64 74 59 69			Fax: +331 64 74 56 36
e-mail: philippe.marie@disney.com	e-mail:  sandra.picard@disney.com


    Next Scheduled Release: First Half results in April 2003


Additional financial information can be found on the internet at www.eurodisney.com.

---------------------------------------------------------------------
Euro Disney S.C.A. and its subsidiaries operate Disneyland Resort Paris which includes: Disneyland Park, Walt Disney Studios Park, seven themed hotels with approximately 5,800 rooms, two convention centres, Disney Village, a dining, shopping and entertainment centre, and a 27-hole golf facility. The Company's operating activities also include the management and development of the 2,000-hectare site, which currently includes approximately 1,100 hectares of undeveloped land.

			SIGNATURES

	Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated : January 22, 2003


			Euro Disney S.C.A.

			By it Gerant, Euro Disney S.A.

			By: /s/ Diane Fuscaldo
			    ----------------------------------------
			    Name: Diane Fuscaldo
			    Title: Director Corporate Controllership